MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Nordion Inc.

447 March Road Ottawa, Ontario K2K 1X8

Item 2 – Date of Material Change

August 19, 2013

Item 3 – News Release

The press release attached hereto as Schedule A was disseminated through Business Wire on August 20, 2013 and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) and the Electronic Data Gathering Analysis and Retrieval (EDGAR).

Item 4 – Summary of Material Change

On August 20, 2013, Nordion Inc. (“Nordion” or the “Company”) announced that it had entered into a comprehensive settlement agreement with Atomic Energy of Canada Limited (“AECL”) to resolve the outstanding claims between the parties related to the MAPLE facilities.  The parties also entered into an amended and restated isotope supply agreement and a waste management services agreement.

Item 5 – Full Description of Material Change

Nordion and Atomic Energy of Canada Limited (“AECL”) entered into a comprehensive settlement agreement to resolve the outstanding claims between both parties related to the MAPLE facilities.  The parties have also entered into an amended and restated isotope supply agreement and a waste management services agreement.

Under the terms of the settlement agreement, Nordion will receive CAD$15 million in cash from AECL, and AECL has released its claim against Nordion of approximately CAD$47 million for arbitration costs. Nordion has correspondingly withdrawn its MAPLE-related lawsuit against AECL in relation to the Isotope Production Facilities Agreement (“IPFA”) and the parties have released each other from claims relating to the IPFA and related litigation. The release of claims includes Nordion’s claim for damages against AECL under the IPFA of approximately CAD$244 million and AECL’s IPFA counterclaim for damages against Nordion of CAD$80 million.

The amended and restated isotope supply agreement is a non-exclusive agreement for medical isotope supply by AECL to Nordion, which has a term ending October 31, 2016. The supply agreement may also be terminated upon, among other things, Nordion establishing a satisfactory alternative supply of isotopes, the permanent shutdown of AECL's isotope production facilities, Nordion's failure to meet a minimum purchase quantity and any force majeure that continues for a period of more than two years. The primary cost of supply of medical isotopes will continue to be determined based on a revenue share methodology. Starting in 2014, the percentage of revenue share that AECL receives each year will increase throughout the term of the supply agreement contributing to a mid single-digit decrease in Nordion’s Medical Isotopes gross margin percentage over the course of the contract. In addition, Nordion has entered into an agreement to continue waste disposal services from AECL until October 31, 2026.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

                     Not applicable.

        Item 8 – Executive Officer

                     For further information please contact Grant Gardiner, Senior Vice President, General Counsel at 613-592-2790.

Item 9 – Date of Report

August 28, 2013

SCHEDULE A
Press Release

For Immediate Release

Nordion Reaches Settlement with AECL to Resolve MAPLE Lawsuits and Arbitration Costs
Company also announces an amended and restated isotope supply agreement and a waste management services agreement

OTTAWA, CANADA – August 20, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) announced today that Nordion and Atomic Energy of Canada Limited (“AECL”) have entered into a comprehensive settlement agreement to resolve the outstanding claims between both parties related to the MAPLE facilities. Nordion has also announced that, effective immediately, the parties have entered into an amended and restated isotope supply agreement and a waste management services agreement.

“This resolution provides greater clarity for Nordion and removes the uncertainty and liability around these matters,” said Steve West, Chief Executive Officer, Nordion Inc. “Nordion is now better positioned to focus on the needs and priorities of our business, including our important relationship with AECL, with a continued view to enhancing shareholder value and creating new opportunities for the company and our customers.”

Under the terms of the settlement agreement, Nordion will receive CAD$15 million in cash from AECL, and AECL has released its claim against Nordion of approximately CAD$47 million for  arbitration costs. Nordion has correspondingly withdrawn its MAPLE-related lawsuit against AECL in relation to the Isotope Production Facilities Agreement (“IPFA”) and the parties have released each other from claims relating to the IPFA and related litigation. The release of claims includes Nordion’s claim for  damages against AECL under the IPFA of approximately CAD$244 million and AECL’s IPFA counterclaim for damages against Nordion of CAD$80 million.

The amended and restated isotope supply agreement is a non-exclusive agreement for medical isotope supply by AECL to Nordion, which has a term ending October 31, 2016. The supply agreement may also be terminated upon, among other things, Nordion establishing a satisfactory alternative supply of isotopes, the permanent shutdown of AECL's isotope production facilities, Nordion's failure to meet a minimum purchase quantity and any force majeure that continues for a period of more than two years. The primary cost of supply of medical isotopes will continue to be determined based on a revenue share methodology. Starting in 2014, the percentage of revenue share that AECL receives each year will increase throughout the term of the supply agreement contributing to a mid single-digit decrease in Nordion’s Medical Isotopes gross margin percentage over the course of the contract. In addition, Nordion has entered into an agreement to continue waste disposal services from AECL until October 31, 2026.

The settlement agreement will be available on Nordion's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes and sterilization technologies that benefit the lives of millions of people in more than 40 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 450 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Forward-Looking Statements
This news release contains "forward-looking statements" relating to the net amount expected to be realized from the transaction, the impact of the amended and restated isotope supply agreement on Nordion’s gross margin for Medical Isotopes and the duration of waste disposal services that are not historical facts. Such statements are subject to known and unknown important risks, uncertainties, assumptions and other factors that may cause actual results or events to differ materially from the forward-looking statements in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the transaction.

For additional information with respect to certain of these and other beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2012 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.  These documents are also available on Nordion’s website at www.nordion.com.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Shelley Maclean
(613) 592-3400 x 2414
shelley.maclean@nordion.com

SOURCE: Nordion